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REGISTRANT'S NAME	**Fullcast Co., Ltd.**
*CURRENT ADDRESS	**Shibuya Mark City West 13F**
	1-12-1 Dougenzaka, Shibuya-ku,
	Tokyo, Japan 150-0043
**FORMER NAME	
**NEW ADDRESS	

FILE NO. 82- 34859 **FISCAL YEAR 2004** 9-30-03

* Complete for initial submissions only ** Please note name and address changes

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DATE:2/9/05

82-34859

Fullcast Co., Ltd.

ARIS
9-30-03

Annual Report 2004

One-stop [illegible] outsourcing solutions

Profile

Since its founding in September, 1992, Fullcast has been the forerunner in the Spot Business of short-term contractual workers services.

As our goal is to become a total solution provider of human resources outsourcing business, as well as to serve diverse personnel outsourcing arising at all operational phases of any business, we are further enhancing our field of the Factory (personnel outsourcing services for production line work) and Technology (IT specialist/engineer staffing services) Business.

We are always endeavoring to be an innovative, cutting-edge comprehensive human resource outsourcing company worthy of any global market. In order to meet our clients' various needs as a "one-stop total solution" provider and realize an optimally performing human resource strategy beneficial to both sides of the equation, we diligently seek to enhance our business at every opportunity.

Fullcast constantly stays ahead to become the most reliable and capable entity in Japan for providing any service related to human resource outsourcing.

Contents

[Disclaimer Regarding Forecasts and Projections]

This Annual Report includes forecasts, projections and other predictive statements that represent Fullcast's assumptions and expectations in light of currently available information. These forecasts, etc., are based on industry trends, circumstances involving clients and other factors, and they involve risks, variables and uncertainties. The Fullcast Group's actual performance results may differ from those projected in this Annual Report. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein.

Being a total solution provider of personnel outsourcing services worldwide



Takehito HIRANO
President and CEO

To Our Shareholders

Introduction

Fullcast Co., Ltd. was listed in the second section of the Tokyo Stock Exchange on September 3, 2003 in the 11th fiscal year since its inception. We greatly appreciate our shareholders' exceptional support and cooperation. To achieve further progress, we proceed with a corporate management you will surely approve of.

Operating Results for the Fiscal Year

In the fiscal year ended September 30, 2003, we posted record high earnings on a consolidated basis. Net sales grew 44.2% from a year earlier to ¥37,945 million and operating income rose 62.5% to ¥2,455 million, with net income soaring 245.0% to ¥1,197 million. Although our figures did not look good temporarily due to restructuring and reshaping of the management framework, we realize that our overall earnings recovery in the fiscal year is likely to set a trend of continuous growth for us in the years ahead as well.

The increased revenues and earnings in the fiscal year are primarily attributed to three factors. The first factor is an increase in the demand for blanket outsourcing due to cost-cutting efforts by corporate Japan. Our group-wide efforts to provide comprehensive personnel outsourcing services as a "one-stop source for total outsourcing solutions" are coming to fruition. Having developed our Spot Business specializing in the providing of short-term contract workers services, we have been stepping up the collaboration between all our business divisions in our Factory Business (personnel outsourcing sources for production line work) and the Technology Business (IT specialist/engineer staffing service) several years ago, thereby offering our individual clients the comprehensive services that meet their respective demand for diverse types of human resources.



Prototype
Design
Planning
Event/Promotion
Sales/Office
Distribution/Logistics
IT specialist/engineer staffing services
Technology business
Fullcast Technology
Factory business
Fullcast Office Support
Fullcast
Spot business
Short-term contractual workers services

Diagram of "One-stop source for total outsourcing solutions"

The second factor is the proliferation of our concept, *high quality solution* services, in the market. Through our *high quality solutions*, we can collectively provide human resources for even the core operations of clients, based on our labor management know-how, the source of our competitive edge. Our *high quality solutions* are not a mere conventional provision of human resources to clients' operations in warehousing and logistics, but a new outsourcing style that proactively takes part in streamlining the clients' operations, thereby improving their productivity. Our *high quality solutions* set us apart from the competition and will contribute to our further growth.

The third factor is our unique staff training system. For instance, Fullcast Central Co., Ltd. set up its own training automobile assembly line. The skills learned on the line serve as a major differentiating attribute of our human resources.

Market Climate

We recognize that outsourcing demand will grow steadily as Japan's economy advances on track towards full recovery. The robust growth in demand is attributable to the overall expansion of the outsourcing market, primarily for blue-collar occupations, rather than a mere macro-economic recovery trend.

Many clients are starting to realize that their earnings structure will greatly change when they actively outsource blue-collar operations. Against this backdrop, more and more full-time employees can be expected to be replaced by such workers provided by personnel outsourcing firms.

The basic attitudes towards employment are about to become more diversified throughout Japanese society as a whole. Previously, a uniform employment model, such as full-time employees, was thought to be desirable, while part-time employees were supposed to engage primarily only in supplementary operations. In recent years, however, it has become widely recognized that corporate Japan cannot prevail in the highly competitive global market, unless the percentage of part-time employees is increased by leveraging outsourcing services and expanding the roles of such employees to include mission critical operations.

As temporary workers in Japan currently account for only 1.1% of the labor force, the nation's outsourcing market may well be in a transitional phase on the way to becoming one comparable to that seen in Europe or North America, where 2 to 4% or more of the work force are temporary workers. The number of temporary staffers is expected to almost quadruple over the next five to 10 years, while the number of full-time employees will decrease. With the human resource outsourcing business gaining wider acceptance, the market is expected to expand further.

The ban on dispatch of contract workers to manufacturers will be lifted under the revised Law for Securing the Proper Operation of Worker Dispatching Undertakings and Improved Working Conditions for Dispatched Workers, which will be enforced by March 2004. The lifting of the ban is sure to expand the market, favorably affecting our business operations. We established a framework where manufacturers can opt for either dispatching of staffers or onsite subcontracting of entire processes. As we have a solid track record in onsite subcontracting of entire processes for clients (which generally requires more advanced expertise than mere staff dispatch service in most cases), we can flexibly provide contract workers for the various types of production lines, that fall within the scope of the deregulation.

The Fullcast Group will play a significant role in providing human resources when the social and employment structures in Japan are being reformed. We continue to serve as a bastion of human resource infrastructure for the economic revival of Japan, by appropriately matching mutual needs of corporations and job-seekers who are willing to accept flexible working conditions. We firmly believe that the time is ripe for such a business format.

The Fullcast Group's Strategy

Whether a company can prevail in the human resources outsourcing market depends on how it improves the potential of each member of its outsourcing force. Since a nationwide service framework or brand identity will come to resemble similar to those of the peers in the sector over the long term, what is ultimately important for us is how to differentiate the skills of our staff.

For instance, Fullcast Technology Co., Ltd. maps out career plans for engineers at each training stage to enhance motivation. Fullcast Central Co., Ltd. established a framework where its original training system helps the staff members promptly improve their skills. Our Spot Business, which is our core business, also has an original appraisal system called the Cluster System that enhances the ability and willingness of registered staff towards their jobs, where excellent field managers are optimally allocated. As such, the appraisal system helps to ensure the appropriate staff is placed with our customers, thus contributing to the improvement of productivity and helping to reduce the cost to the client.

As we have been firmly establishing such staff fostering systems, we believe it will become the greatest forte of the Fullcast Group in the years to come.

We will continue to secure superb human resources and educate them in programs designed to improve the skills of each staff member, so as to offer high-performance services to our customers. We regard cultivating and educating the registered staff based on our labor expertise in blue-collar occupational categories is fundamental for us to develop and consolidate a company that is supported by the staff and robust enough to survive in the strict environment of competition.

The human resources outsourcing market is projected to grow at approximately 15%-20% annually. The Fullcast Group seeks to be a firm on a steady growth path of 25% a year, exceeding the average growth rate in the market. We regard the next fiscal year for Fullcast Central Co., Ltd. to be a period of forward looking initial investment towards enhancing our human resource development and training system, as well as for identifying future demand. Fullcast Technology Co., Ltd. established a system to achieve profits after years of trial and error, as seen in the operating result where operating income has grown approximately 10 fold in the fiscal year ended September 2003. Hopes are pinned on its good performance also in the next fiscal year.

Looking Ahead to Higher Goals

One of the medium-term risk factors is the sharp decline in the population of the younger generation. In the market for blue-collar workers service, demand is exceeding supply, resulting in the shortage of newly registered staff. While increasing the number of new staff and raising the percentage of those who continue to be in our registry, we are urged to solve these issues to realize better cost performance.

To cope with the situation, we should meet the requests of our registered staff concerning their working territories by setting up branch networks in accordance with the clients' orders we receive. To enhance employment, we will devise efficient group-wide advertising and employment strategies. While optimally leveraging our comprehensive engagement in the Spot Business (including contracting for clerical work), the Factory Business and the Technology Business, we will push forward with a group-wide strategy to present appropriate career plans in accordance with the ages of our registered staff.

With our sights set on overseas operations in such regions as Asia, we will further diversify businesses by entering into the staff leasing and outplacement fields, in addition to staff dispatch, onsite subcontracting and referrals. As such, we will strive to be a company that covers all types of human resources outsourcing services.

In Conclusion

Fullcast's management is committed to enhancing investor relations (IR) activities through the prompt and timely, as well as extensive disclosure of business results and other information for investors both at home and abroad. Furthermore, we will take measures to encourage not only institutional investors but also individual investors to hold our shares.

The board of directors for Fullcast Group declared an annual dividend of ¥5,000 in the fiscal year ended September 2003. We regard the share distribution of earnings to our shareholders as one of the key focal points in our management policy.

Fullcast Group seeks to be a conglomerate that maximizes shareholders' value. In concrete, we aim for a return on equity (ROE) of 20% to increase shareholders' value. Concurrently, we will take a proactive role in fulfilling our social accountability within the Japanese economy, and eventually, in the world economy in the future. We will become a Group that continues to provide each worker with a suitable workplace where they can display their ability to the fullest extent, and, concurrently maximize shareholders' value as well. We greatly appreciate your continued support as well as your cooperation.



Takehito Hirano
President and CEO

Financial Highlights

Fullcast Co., Ltd. and Consolidated Subsidiaries — Fiscal years ended September 30, 1999, 2000, 2001, 2002 and 2003

	Millions of yen					Thousands of U.S. dollars (Note 1)
	1999	2000	2001	2002	2003	2003
For the year:						
Net Sales	¥10,275	¥16,934	¥23,926	¥26,320	**¥37,945**	$341,079
Operating income	96	1,717	1,907	1,511	**2,455**	22,067
Net income (loss)	(409)	741	941	347	**1,197**	10,760
EBITDA	27	1,799	1,928	1,396	**2,843**	25,546
At year-end:						
Total assets	4,596	11,704	13,907	13,928	**15,494**	139,272
Shareholders' equity	823	3,558	7,726	7,443	**8,719**	78,373
Total number of shares issued (shares)	1,400	3,300	44,600	44,646	**44,829**	—
	Yen					U.S. dollars (Note 1)
Per share data:						
Shareholders' Equity	¥587,685.98	¥1,078,274.01	¥173,226.55	¥171,327.33	**¥198,486.00**	$1,784.14
Cash dividends applicable to the period	—	10,000	2,000	2,500	**5,000**	44.94
Net income (loss)	(596,378.44)	474,045.35	22,910.83	7,902.31	**27,373.46**	246.05
Other data:						
Return on equity (%)	—	33.8	16.7	4.6	**14.8**	—
Equity ratio (%)	17.9	30.4	55.6	53.4	**56.3**	—
Number of employees	402	705	943	994	**1,118**	—

Note 1: U.S. dollar amounts represent translation of yen, for convenience only, at ¥111.25 = US$1, the appropriate rate prevailing on September 30, 2003.



Net Sales
(Millions of yen)
40000
32000
24000
16000
8000
0
99 00 01 02 03
Net income (loss)
(Millions of yen)
1200
900
600
300
0
-300
-600
99 00 01 02 03
Equity to total assets
Total assets (Millions of yen)
Equity ratio (%)
(Millions of yen/%)
20000
16000
12000
8000
4000
0
100
80
60
40
20
0
99 00 01 02 03


Segment Information

At a Glance


Other Business
1.9%
Technology Business
11.4%
Spot Business
58.5%

Percentage of Group Sales

Spot Business

(Short-term Contractual Workers Services)

■Net sales (Millions of yen)


25000
20000
15000
10000
5000
0
02
03

Fullcast Co., Ltd.

Fullcast Group's core business. Providing short-term contract workers for: logistics, warehouse work, sanitation/cleaning and stage events.

Fullcast Office Support Co., Ltd.

Specializes in providing contract workers for clerical work, sales promotion activities and a variety of office positions.

	(Millions of yen)		%
	2002	2003	Growth rate
Net sales	¥16,392	¥22,206	135.5
Operating income	1,748	2,270	129.8

Factory Business

[illegible]

Net sales (Millions of yen)


15000
12000
9000
6000
3000
0

Fullcast Factory Co., Ltd.

Staffing for production line work. Contracts certain processes in manufacturing or overall line work en bloc.

Fullcast Central Co., Ltd.

Founded in April 2002 through the merger of three entities that specialize in the automotive sector. Provides optimal factory outsourcing solution for the automotive sector.

	(Millions of yen)		%
	2002	2003	Growth rate
Net sales	¥5,824	¥10,714	184.0
Operating income	152	594	391.0

Technology Business*

(IT Specialist/Engineer Staffing Services)

■Net sales (Millions of yen)


5000
4000
3000
2000
1000
0
02
03

Fullcast Technology Co., Ltd.

Specializes in the promotion of the human resources contracting businesses for technical staff, engineer dispatching services, and engineer staffing services; focusing on software development and the R&D/manufacturing processes for equipment in the semiconductor and electronics related sector. Also, provides consulting and systems development services related for improving efficiency of logistics systems and such.

	(Millions of yen)		%
	2002	2003	Growth rate
Net sales	¥3,361	¥4,313	128.3
Operating income	(22)	201	—

Other Business

■Net sales (Millions of yen)


1000
800
600
400
200
0
02
03

Other activities are conducted for the purpose of supporting and adding value to the three core HR-related businesses.

Fullcast Sports Co., Ltd.

Agency services for players in sports — primarily the management and transfer of soccer players.

	(Millions of yen)		%
	2002	2003	Growth rate
Net sales	¥743	¥712	96.0
Operating income	(3)	25	—

* Due to the Fullcast Group's reorganization, the financial results for the engineering-based contracting and engineer dispatching services (previously classified under Technical Business in the fiscal year ended September 2002) as well as the telecommunication business (classified under Other Business) are included in the Technology Business for the current fiscal year. As such, the performance data for the Technology Business and Other Business in this Annual Report are according to the new business classification.



Spot Business

(Short-term contractual workers services)

Sales in the Spot Business segment rose significantly by 35.5% year on year to ¥22,206 million, while operating income climbed by 29.8% to ¥2,270 million.

The present success of the segment is attributed to our consistent execution of three clear strategies since our founding.

The three strategies include: 1) reducing the required processing time between receipt from a client and actual contracting of the operation, so that we are able to receive orders even one day prior to the providing of workers; 2) consolidating a framework that prevents blue-collar workers from being late or absent from work, by precisely identifying and monitoring their habits; and 3) providing highly motivated staff. In the market for short-term contractual blue-collar workers service, we promptly established a system and nationwide outlets that enabled us to carry out these strategies. These measures have given us a great advantage.

The issue we face over the short-term is the tendency of declining market prices, and over the medium-term, it is the decrease in the number of the young workers.

To cope with the fall in market prices over the short-term, we are seeking differentiation by providing services tailored to better benefit clients. In concrete terms, while thoroughly managing the work of our registered staff, we also intend to improve customers' productivity by allocating field managers well versed in production management, who can suggest cost-reducing plans that streamline production processes at clients' facilities.

In response to falling numbers of young workers over the medium-term, we will flexibly operate locally oriented offices, and enhance our employment strategies optimally leveraging IT infrastructure, including our exclusive Web site for recruiting (http://www.tankibaito.com). Concurrently, we will curb recruitment expenses by adopting methods with high cost effectiveness.

Our high-value-added human resources outsourcing service, dubbed *high quality solutions*, will comprise the core of our competitive edge in the years to come.

We have grown in the past by absorbing the fluctuations in production activities, contracting work when clients are busy. In the fiscal year, our contractual workers services took a new step forward to boost competitiveness through *high quality solutions*. *High quality solutions* enable us to have stable, long-term transactions with clients that are hardly affected by cyclical fluctuations, since we collectively contract for work, including even clients' core business operations.

Japan's corporations from the industrial circles are expected to accelerate effective utilization of labor outsourcing. While *high quality solutions* accounted for approximately 19% of the sales of the Spot Business as of the end of the fiscal year, the share is expected to rise further from next fiscal year onward.





Factory Business

(Personnel outsourcing services for production line work)

In the Factory Business segment, we quickly and conscientiously responded to the needs of our clients by setting up new outlets, as well as leveraging our labor management know-how and the marketing expertise accumulated in the Spot Business. As a result, we could increase sales in the Factory Business by a phenomenal 84% year on year to ¥10,714 million in the fiscal year, with operating income soaring 291.0% to ¥594 million.

The Factory Business (personnel outsourcing services for production line work) is operated by Fullcast Factory Co., Ltd. and Fullcast Central Co., Ltd.

Fullcast Factory Co., Ltd. covers a wide range of industries, including food/seafood processing, machinery, electronic equipment, precision devices, chemicals/rubber, textile/pulp and steel/metals. Its expertise lies in its ability to precisely respond to the various needs of clients. Specifically, it contracts certain processes in manufacturing or overall line work en bloc. We have an integrated framework that provides all necessary technologies and flexibly responds to changes in work volume.

Fullcast Central Co., Ltd. is a professional group which exclusively accepts production line work from automakers. It is a joint venture set up in April 2002 by three companies, integrating the technologies of Central Motor Co., Ltd. (an auto body manufacturer affiliated with Toyota Motor Corp.) and Daisho Industry Co., Ltd. (an automobile parts maker) with Fullcast Group's know-how on human resource services. It optimally deploys its staffers, who have received safety training and acquired advanced technical skills so that they can immediately offer practical assistance on the training production line. As its services are highly regarded by our clients, its business is growing favorably.

Issues to Be Addressed

The key short-term issue is to take appropriate measures to cope with the revision of the Law for Securing the Proper Operation of Worker Dispatching Undertakings and Improved Working Conditions for Dispatched Workers enforced in 2004. With the lift of the ban on dispatch of contract workers to manufacturers, corporate clients will have two options when contracting personnel from outsourcing services: onsite subcontracting (at their facility) or regular staff dispatch. Following the deregulation, the tendency to utilize outsourcing in-line work is projected to grow so that demand is likely to expand. Corporations will be more prone to prioritize staff's technical ability and know-how pertaining to streamlining work efficiency, when they decide which human resources service firm to choose. Against this backdrop, we intend to gain the trust of clients by providing not only the peace of mind that staff allocated by an affiliate of a listed corporation convey, but also better services by staffers who have received adequate education and training, thereby expanding our earnings. We believe the Fullcast Group is in a position to benefit most by the expanded market demand. Capitalizing on our know-how accumulated in the onsite subcontracting category to meet client needs in the manufacturing sector, we are striving to consolidate a framework to be able to provide both onsite subcontracting and regular staff dispatch services, thus increasing our market share.

Future Prospects

As the corporate group centered on a publicly traded company, the Fullcast Group will carry out strategies to prevail against the intensified competition by optimally leveraging our predominance over major companies (dispatching contract clerical workers) that are currently likely to proactively enter the factory staffing market. Specifically, we emphasize the education and training of our registered staff to foster human resources that can satisfy the highly advanced needs of our clients. Furthermore, we are seeking to differentiate ourselves by providing value-added services that will benefit our clients utilizing workers with advanced skills.

The Fullcast Group expects the factory staffing market to grow at approximately 20% annually, and the trend to continue. We will do our utmost to attain an annual sales growth of approximately 30% in the Factory Business (personnel outsourcing services for production line work) of the Fullcast Group, higher than the average annual growth rate in the market.





Technology Business

(IT specialist/engineer staffing services)

Sales at the Technology Business in the fiscal year ended September 2003 rose significantly by 28.3% year on year to ¥4,313 million, while operating income stood at ¥201 million (operating loss of ¥22 million in the previous fiscal year).

Fullcast Technology Co., Ltd. is responsible for the Technology Business (IT specialist/engineer staffing services). Unlike the situation in the Spot Business, strategies focusing on specific industries in this business segment are being adopted, since we entered this business category later than other firms. While we mainly target the semiconductor/electronics industries, we offer technical total solutions, aimed at resolving all kinds of issues our clients face, by leveraging our technical capability, providing consulting services, dispatching engineers, contracting work by teams and developing manufacturing technologies and systems on consignment.

The business results of this segment improved in the fiscal year due to the good performance in the engineer dispatching services, following recovery in the electronic industry's order books (primarily for digital home electronics), and to the liquidation of underperforming operations in our consigned development business.

Issues to Be Addressed

In the near term, we need to enhance the earnings structure so that it is hardly affected by business fluctuations, and to secure/foster excellent human resources. To make the earnings structure resistant against business fluctuations, we will lower the percentage of full-time production engineers in the semiconductor/electronics industries, while raising the percentage of development engineers who engage in the upper-stream processes in these industries. As such, our engineer groups are being transformed into ones with advanced technical skills.

Securing and fostering excellent human resources consolidates the basis of the earnings structure. Specifically, we carry out employment strategies leveraging the wide recognition of the Fullcast brand. Concurrently, we continue to provide engineers with cutting-edge technological research and training attuned to their career plan, thereby improving their awareness as members of the Group to incent them towards future progress.

Future Prospects

In the technical/engineer staffing services market, Fullcast Technology Co., Ltd. continues to push forward with strategies focusing on specific markets, and set its human resources apart from those in other firms by implementing education and training programs. We will promote policies to offer advanced technologies specialized in the semiconductor/electronics sectors. Accordingly, we will be able to raise the unit price for receiving orders and maintain the utilization of technical employees at a high level.

We see that the semiconductor/electronics industries will recover over the medium- to long-term perspectives as the inventory adjustments were completed in fiscal 2002. In particular, the integration of hardware and software is expected to be a key point in the technological development of digital home electronics. Fullcast Technology Co., Ltd. intends to become a technical total solutions company with expert engineers in software as well as hardware.



Board of Directors


Shoji Tanzawa
Director


Takahiro Ishikawa
Director


Takehito Hirano
President and CEO


Sumio Sano
Outside Director


Shiro Kaizuka
Director

Corporate Executive Officer

Tsutomu Okada
General Manager of the Sales and Marketing Headquarters

Koji Iwata
In charge of finance and accounting, *serving concurrently as General Manager* of the Finance Department

Yutaka Kubo
In charge of management strategy, serving concurrently as General Manager of the Management Planning Department

Yasushi Kamiguchi
In charge of personnel and general affairs

Toshihiro Ishibashi
General Manager of the CS Promotion Department

Hiroyuki Gokita
Head of the East Japan Bloc

Tsuyoshi Kanno
Head of the West Japan Bloc

Statutory Auditor

Kouji Sasaki

Auditor

Yutaka Onda

Teruho Tougou

(As of October 1, 2003)

Financial Section

Contents

Management's Discussion and Analysis

Success of Fullcast's Strategy to Become a "One-Stop" Provider of Comprehensive Labor Solutions

FY September 2003 was a highly prosperous year for Fullcast, with our sales and operating income rising by 44.2% and 62.5%, respectively, over the previous fiscal year to record new highs and allowing us to exceed our earnings estimates issued at the start of the fiscal year. We are proud of the fact that we were able to record strong increases in both revenues and profits across all of our three main business segments — spot, factory and technology — despite the continued weakness in the Japanese economy. Furthermore, we believe that our strong earnings performance is a reflection of both the strength in the underlying temporary labor market as well as the success of our highly focused corporate strategy.

We have adopted a basic strategy of becoming a "one-stop" provider of comprehensive personnel solutions, an approach that will help to ensure timely and cost-effective deployment of highly skilled workers to our customers in a variety of job applications. Through the pursuit of this integrated strategy, we hope to increase orders from each client, capturing an increasing amount of orders from the start of the business cycle. We are looking to increase orders for workers in the research and development stages, as well as in the manufacturing processes, and in the distribution functions at the end of the cycle.

The current state of the domestic economy is a positive factor for the Company in that many corporations are looking to reduce the fixed portion and raise the variable portion of their labor costs in order to improve their overall profitability, and an ever-increasing number of companies are relying more on temporary workers to satisfy their job requirements.

Looking to the future, we believe that the trend to outsource labor needs will continue to grow as Japanese corporations remain focused on improving their profitability. Furthermore, we believe that continuing moves to deregulate the labor market will continue to boost demand for temporary laborers in a wider array of job applications. Therefore, in order to capitalize upon these growth opportunities, Fullcast will fortify its position as a "one-stop" provider of comprehensive labor solutions. We will also leverage our increased brand recognition — a result of our move to the Second Section of the Tokyo Stock Exchange in September of this year — which will help us to strengthen our marketing capabilities and increase our share of the labor outsourcing industry.

Based on global comparisons with other labor markets in Europe and North America, the Japanese labor outsourcing market is still in a relatively early stage of development. Therefore, we feel there is good reason to believe that the Japanese market will continue to expand by somewhere between 15% and 20% over the next five years. Against this backdrop, we expect our high profile and high quality services to enable us to grow faster than the industry average and significantly expand our market share within the coming years.

Net Sales Growth Strong in All Business Segments

We recorded strong increases in each of our consolidated business segments during FY September 2003 due to the combination of growth in the underlying labor market, and our enhanced capabilities as a "one-stop" provider of comprehensive labor solutions. Consequently, consolidated net sales grew by 44.2% year over year to ¥37,945 million during the year. Our expanded marketing function, which now boasts a network of over 126 offices nationwide, has also been contributed to the successful growth of our revenues.

Spot Business

Sales in the spot business segment rose by 35.5% year over year to ¥22,206 million and accounted for 58.5% of total consolidated sales during FY September 2003. This division is our core business and still accounts for the bulk of our sales, but its share of total sales declined slightly from 62.3% in the previous fiscal year due to our efforts to broaden the range of labor solutions that we provide and the subsequent strong growth recorded in our other business segments. The strong performance of this segment can be attributed to our ability to provide highly skilled staff in a timely and cost-effective fashion.

Profitability on our spot business remained in line with the previous year's level at 10.0% operating margins, down slightly from the 10.4% operating margins seen in the previous year. We are also striving to maintain our profitability going forward by holding down costs associated with recruiting. This is being accomplished by the aggressive implementation of IT systems. Our proprietary FASE system, which helps us manage order flow and, most importantly, search our database of over 779,961 registered workers to match the most appropriate staff to each job request, is a key element of our IT strategy.

Factory Business

Along with our focus on providing comprehensive labor solutions, we have expanded more recently into the manufacturing stage of the business cycle in our factory business segment. The successful marketing of services in this newer segment allowed us to grow our factory business sales by a monumental 84.0% year over year to ¥10,714 million. This huge sales increase allowed this segment's share of our total consolidated sales to rise to 28.2% from 22.1% in the previous term. Furthermore, operating margins in this segment improved from 2.6% in FY September 2002 to 5.5% during the current term.

Fullcast Central, a subsidiary started in the previous term to provide workers to the automobile manufacturing industry, succeeded in expanding its client base, which became a major factor supporting the strong earnings performance of this segment. As the only publicly traded company operating in the factory business market, Fullcast will continue to enjoy strong growth in the coming years and we have good reason to anticipate continuing expansion of our share of this important market.

Technology Business

Similar to the factory business, the technology business is also an integral part of our strategy of becoming a comprehensive labor solutions provider. In this segment we dispatch technical and engineering staff to manufacturing firms as well as companies in other industries. After a period of slow growth in the previous term resulting from weak manufacturing activity in the semiconductor industry, demand for technical and engineering staff has recovered and technology business sales in FY September 2003 rose by 28.3% year over year to ¥4,313 million. Despite strong growth in this segment's sales, the quicker pace of growth in the factory and spot business segments contributed to a 1% decline in technology business's share of total consolidated sales to 11.4%. At the same time, the higher level of sales contributed to a dramatic recovery in profitability, with operating margins improving to a positive 4.2% after the negative 0.6% recorded in the previous term.

Consolidated Profit Statement

The strong across-the-board gains in all of our business segments helped to boost total consolidated sales by 44.2% to a record high of ¥37,945 million during the year. At the same time, our gross profit margin during the year declined slightly to 29.0% from the 30.5% level recorded during the previous fiscal year. Despite these lower margins, the strong increase in sales allowed gross profits to increase by a slightly lower rate of 36.9% year over year to ¥10,999 million, also a record high level. We attribute the lower gross profitability primarily to the large increase in the contribution of sales from the factory business segment and its lower profit margin. Also during the term under review, we were successful at holding down selling, general and administrative expenses to a 31.0% year over year increase, and its share of sales fell to 22.5% from 24.8% in the previous year. Consequently, we were able to increase our consolidated operating income by a very significant 62.5% year over year to a record high of ¥2,455 million. Thus, our operating margin improved to 6.5% from 5.7% in the previous fiscal year.

The extraordinary balance also improved because of gains on sales of fixed assets and declines on evaluation losses on securities investments, allowing income before taxes and minority interests to rise by 137.1% year over year to ¥2,552 million. ¥82 million in moving costs were incurred at the extraordinary level due to the move of our corporate headquarters. Prior to the move, our employees had been located in several different locations, which was contributing to various inefficiencies; the move allowed us to consolidate our headquarters staff and strengthen operations. As a partial result, we were able to grow net profits by 245.0% year over year to ¥1,197 million. Based on a slight decrease in the average number of shares outstanding during the term to 43,715 shares, our earnings per share increased to ¥27,373.46 from ¥7,902.31.

Strengthened Financial Position Reflected in Financial Benchmarks

In the year ending September 30, 2003 our consolidated balance sheet expanded in line with our earnings, allowing total assets to rise by ¥1,566 million to ¥15,494 million. Total liabilities grew by a marginal ¥229 million to ¥6,636 million, and shareholders' equity increased by ¥1,276 million to ¥8,719 million. Owing to the large increase in earnings, our return on assets ratio improved from 2.5% to 8.1% during the year. Furthermore, our return on equity ratio also strengthened to 14.8% from 4.6% in the previous fiscal year.

Current assets increased relative to total assets due in part to the increase in accounts receivable accompanying the strong expansion in our businesses in all segments. In addition, the sale of one of our real estate holdings contributed to a large decrease in total tangible fixed assets. Consequently, the current portion of assets increased to an even higher 71.4% of the total balance sheet from 61.8% in the previous year.

Similarly, the current portion of liabilities increased relative to total liabilities. In particular, repayment of long-term debt led to a marked reduction in this account of ¥960 million to ¥373 million. Additionally, short-term borrowings was reduced by ¥419 million to ¥910 million during the year.

The increase in shareholders' equity of ¥1,276 million to ¥8,719 can be attributed to the increase in retained earnings. Consequently, the shareholders' equity ratio rose from 53.4% in FY September 2002 to 56.3% in the current year.

Cash-flows Strengthened by Strong Earnings

The strong increase in earnings during the current year allowed cash and equivalents to increase by ¥1,409 million. Net cash provided from operating activities during the year was ¥1,546 million due to the strong earnings growth recorded during the year. A strong inflow of net cash at ¥1,604 million was also seen from investing activities due in part to the sale of one of our real estate holdings. On the other hand, cash was used in financing activities to pay down long-term debt and contributed to a net cash outflow of ¥1,741 million from financing activities.

Historical Trends in Operating Results

Net Sales by Business Division

(Millions of yen)

	1999	2000	2001	2002	2003
Spot Business	9,325	13,090	16,750	16,392	**22,206**
Factory Business	302	1,510	3,461	5,824	**10,714**
Technology Business	520	1,998	3,045	3,285	**4,313**
Other Business	128	336	670	819	**712**
Total	10,275	16,934	23,926	26,320	**37,945**

* Due to the Fullcast Group's reorganization, the financial results for the engineering-based contracting and engineer dispatching services (previously classified under Technical Business in the fiscal year ended September 2002) as well as the telecommunication business (classified under Other Business) are included in the Technology Business for the current fiscal year.



37,945
22,206
10,714
4,313
712
0
99 00 01 02

Operating Income and Operating Income on Sales

(Millions of yen/%)

Non-consolidated	1999	2000	2001	2002	2003
Operating income	223	1,580	1,309	1,040	**1,608**
Operating income on sales	3.6	11.6	8.7	7.0	**7.2**
Consolidated					
Operating income	96	1,717	1,907	1,511	**2,455**
Operating income on sales	0.9	10.1	8.0	5.7	**6.5**

Operating income on sales = Operating income/ net sales



Non-consolidated
Operating income on sales
1,608
7.2
0
99 00 01 02
Consolidated
Operating income on sales
2,455
6.5
0
99 00 01 02

Net Income

(Millions of yen)

	1999	2000	2001	2002	2003
Non-consolidated	4	748	482	246	**915**
Consolidated	(409)	741	941	347	**1,197**



Non-consolidated
915
0
99 00 01 02
Consolidated
1,197
0
99 00 01 02 03

Free Cash Flow

(Millions of yen)

Consolidated	1999	2000	2001	2002	2003
Free cash flow	(665)	(1,665)	(12)	(345)	**3,150**

Free cash flow = Cash flow from operating activities — cash flow from investing activities



3,150
0
99 00 01 02 03

EBITDA

	(Millions of yen)				
	1999	2000	2001	2002	**2003**
Non-consolidated	181	1,739	1,258	1,104	**2,118**
Consolidated	27	1,799	1,928	1,396	**2,843**

EBITDA = Income before income taxes and minority interest + interest expense + depreciation of fixed assets



Non-consolidated
2,118
0
99 00 01 02
Consolidated
2,843
0
99 00 01 02

Total Assets

	(Millions of yen)				
	1999	2000	2001	2002	**2003**
Non-consolidated	4,832	10,927	11,886	11,744	**12,369**
Consolidated	4,596	11,704	13,907	13,928	**15,494**



Non-consolidated
12,369
0
99 00 01 02
Consolidated
15,494
0
99 00 01 02

Number of Employees

	Number of Employees				
	1999	2000	2001	2002	**2003**
Non-consolidated	185	258	254	242	**317**
Consolidated	402	705	943	994	**1,118**
Number of Technicians in Technology Business	156	328	425	426	**548**



Non-consolidated
317
0
99 00 01 02
Consolidated
Number of Technicians in Technology Business
1,118
548
0
99 00 01 02

Trends in Numbers of Registered Staff

Consolidated	Numbers of Registered Staff				
	1999	2000	2001	2002	**2003**
Numbers of Registered Staff	279,810	378,751	505,652	628,987	**779,961**



779,961
0
99 00 01 02 03

Profitability Indicators

SG&A Expenses to Net Sales Ratio

	%				
	1999	2000	2001	2002	**2003**
Non-consolidated	29.9	23.6	28.1	26.4	**25.4**
Consolidated	31.0	24.9	26.2	24.8	**22.5**

SG&A expenses to net sales ratio = SG&A expenses/net sales



Non-consolidated
25.4
0
Consolidated
22.5
0

ROE (Return on Equity)

	%				
	1999	2000	2001	2002	**2003**
Non-consolidated	0.5	29.2	8.6	3.4	**11.9**
Consolidated	—	33.8	16.7	4.6	**14.8**

ROE = Net income/total shareholders' equity



Non-consolidated
11.9
0
99 00 01 02
Consolidated
14.8
0
99 00 01 02

ROA (Return on Assets)

	%				
	1999	2000	2001	2002	**2003**
Non-consolidated	0.1	9.5	4.2	2.1	**7.6**
Consolidated	—	9.1	7.3	2.5	**8.1**

ROA = Net income/total assets



Non-consolidated
7.6
0
Consolidated
8.1
0

EBITDA Margin

	%				
	1999	2000	2001	2002	**2003**
Non-consolidated	2.9	12.8	8.3	7.5	**9.5**
Consolidated	0.3	10.6	8.1	5.3	**7.5**

EBITDA margin = EBITDA/net sales



Non-consolidated
9.5
0
99 00 01 02 03
Consolidated
7.5
0
99 00 01 02 03

Safety and Stability Indicators

Current Ratio

	%				
	1999	2000	2001	2002	**2003**
Non-consolidated	135.6	126.4	284.3	196.9	**222.1**
Consolidated	110.1	129.5	235.9	190.0	**186.4**

Current ratio = Current assets/current liabilities


Non-consolidated
222.1
0
99 00 01 02
Consolidated
186.4
0
99 00 01 02

Shareholders' Equity Ratio

	%				
	1999	2000	2001	2002	**2003**
Non-consolidated	28.6	34.2	62.7	60.2	**67.3**
Consolidated	17.9	30.4	55.6	53.4	**56.3**

Shareholders' equity ratio = Net assets/total assets


Non-consolidated
67.3
0
99 00 01 02
Consolidated
56.3
0
99 00 01 02

Interest Coverage

	Multiplication				
	1999	2000	2001	2002	**2003**
Non-consolidated	5.5	20.0	11.2	14.2	**34.5**
Consolidated	1.7	19.4	15.0	19.0	**47.1**

Interest coverage = (Operating income + interest income + dividends received) /interest expenses


Non-consolidated
34.5
0
99 00 01 02
Consolidated
47.1
0
99 00 01 02

Debt Equity Ratio

	%				
	1999	2000	2001	2002	**2003**
Non-consolidated	187.6	133.8	42.0	43.5	**16.5**
Consolidated	336.2	150.3	46.9	45.1	**18.2**

Debt equity ratio = Interest-bearing debts/net assets


Non-consolidated
16.5
0
99 00 01 02 03
Consolidated
18.2
0
99 00 01 02 03

Fullcast Co., Ltd.
Consolidated Balance Sheets

As of September 30, 2002 and 2003

	Millions of yen		Thousands of U.S. dollars (Note 1)
ASSETS	2002	2003	2003
Current Assets:			
Cash and cash equivalents (Note 1)	¥ 3,742	¥ 5,151	$ 46,301
Time deposits with original maturities over three months (Note 4)	–	–	–
Short-term investments (Notes 1 and 3)	99	301	2,706
Trade notes and accounts receivable	3,946	5,018	45,105
Less- Allowance for doubtful accounts (Note 1)	(58)	(57)	(512)
Inventories (Note 1)	42	71	638
Deferred tax assets (Notes 1 and 9)	141	284	2,553
Other current assets	698	292	2,625
Total current assets	8,610	11,060	99,416
Property and Equipment, at Cost (Notes 1 and 5):			
Land	2,343	606	5,447
Buildings and structures	595	558	5,016
Furniture, fixtures and equipment	311	397	3,568
Construction in progress	–	10	90
Less- Accumulated depreciation	(271)	(334)	(3,002)
Total property and equipment	2,978	1,237	11,119
Investments and Other Assets:			
Investment securities (Notes 1, 3, 4 and 5)	422	602	5,411
Intangible fixed assets (Note 1)	527	703	6,319
Deferred tax assets (Notes 1 and 9)	133	178	1,600
Other	1,258	1,714	15,407
Total investments and other assets	2,340	3,197	28,737
	¥ 13,928	¥ 15,494	$ 139,272

The accompanying notes to the consolidated financial statements are an integral part of these balance sheets.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2002	Millions of yen 2003	Thousands of U.S. dollars (Note 1) 2003
Current Liabilities:			
Short-term borrowings (Notes 5 and 6)	¥ 1,329	¥ 910	$ 8,180
Current portion of long-term debt (Notes 5 and 6)	584	247	2,220
Accounts payable			
Trade	56	64	575
Other	1,222	2,060	18,517
Income taxes payable (Notes 1 and 9)	508	1,163	10,454
Accrued bonuses	314	449	4,036
Other current liabilities	518	1,041	9,358
Total current liabilities	4,531	5,934	53,340
Long-term Liabilities:			
Long-term debt (Notes 5 and 6)	1,333	373	3,353
Accrued severance and retirement cost (Notes 1 and 8)	231	259	2,328
Other long-term liabilities	312	70	629
Total long-term liabilities	1,876	702	6,310
Minority Interests	78	139	1,249
Commitments and Contingent Liabilities (Note 14)	–	–	–
Shareholders' Equity (Note 10):			
Common stock;			
Authorized – 178,400 shares in 2002 and 2003			
Issued – 44,646 shares in 2002 and 44,829 shares in 2003	3,262	3,289	29,564
Capital surplus;			
Additional paid-in capital (Note 1)	2,486	2,515	22,607
Retained earnings	2,199	3,265	29,348
Net unrealized holding gains on securities (Note 1)	4	31	279
Less – Treasury stock, at cost; 1,200 shares in 2002 and 900 shares in 2003	(508)	(381)	(3,425)
Total shareholders' equity	7,443	8,719	78,373
	¥ 13,928	¥ 15,494	$ 139,272

The accompanying notes to the consolidated financial statements are an integral part of these balance sheets.

Fullcast Co., Ltd.
Consolidated Statements of Income

Years ended September 30, 2002 and 2003

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2003	2003
Net Sales (Note 13)	¥ 26,320	¥ 37,945	$ 341,079
Cost of Sales (Note 13)	18,285	26,946	242,212
Gross profit	8,035	10,999	98,867
Selling, General and Administrative Expenses (Note 13)	6,524	8,544	76,800
Operating income (Note 13)	1,511	2,455	22,067
Other Income (Expenses):			
Interest income	28	43	387
Interest expense	(81)	(53)	(476)
Rental income	125	77	692
Loss on valuation of investment securities	(360)	(44)	(396)
Other, net	(147)	74	665
	(435)	97	872
Income before income taxes and minority interests	1,076	2,552	22,939
Provision for Income Taxes (Notes 1 and 9):			
Current	790	1,479	13,294
Deferred	(59)	(207)	(1,861)
Income taxes	731	1,273	11,443
Net income before minority interests	345	1,280	11,506
Minority Interests	2	(83)	(746)
Net income	¥ 347	¥ 1,197	$ 10,760

	Yen		U.S. dollars (Note 1)
Per Share of Common Stock (Notes 1 and 11):			
Net income	¥ 7,902.31	¥ 27,373.46	$ 246.05
Diluted net income	7,813.83	27,118.49	243.76
Cash dividends applicable to the period	2,500.00	5,000.00	44.94

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Fullcast Co., Ltd.
Consolidated Statements of Shareholders' Equity

Years ended September 30, 2002 and 2003

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2003	2003
Common Stock:			
Beginning balance	¥ 3,255	¥ 3,262	$ 29,321
Exercise of stock purchase warrants	7	27	243
Ending balance	¥ 3,262	¥ 3,289	$ 29,564
Capital Surplus:			
Additional paid-in capital (Note 1)			
Beginning balance	2,480	2,486	22,346
Exercise of stock purchase warrants	6	28	252
Ending balance	¥ 2,486	¥ 2,514	$ 22,598
Retained Earnings:			
Beginning balance	1,990	2,199	19,766
Net income	347	1,197	10,760
Increase in the Company's ownership by merger among the consolidated subsidiaries	–	25	225
Effect of change in scope of consolidation	(5)	–	–
Cash dividends paid	(133)	(109)	(980)
Loss on sales of treasury stock	–	(47)	(423)
Ending balance	¥ 2,199	¥ 3,265	$ 29,348
Net Unrealized Holding Gains on Securities (Note 1):			
Beginning balance	1	4	36
Change: Unrealized holding gains occurring during the period	3	27	243
Ending balance	¥ 4	¥ 31	$ 279
Treasury Stock:			
Beginning balance	–	(508)	(4,566)
Purchase of treasury stock	(508)	–	–
Sales of treasury stock	–	127	1,141
Ending balance	¥ (508)	¥ (381)	$ (3,425)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Fullcast Co., Ltd.
Consolidated Statements of Cash Flows

Years ended September 30, 2002 and 2003

	Millions of yen		Thousand of U.S. dollars (Note 1)
	2002	**2003**	**2003**
Cash Flows from Operating Activities:			
Income before income taxes and minority interests	¥1,076	**¥2,552**	**$22,939**
Adjustments to reconcile income before income taxes and minority interests to net cash provided by (used in) operating activities:			
Depreciation	238	**237**	**2,130**
Allowance for doubtful accounts	(47)	**16**	**144**
Accrued bonuses	(48)	**136**	**1,222**
Accrued severance and retirement cost	154	**28**	**252**
Interest and dividend income	(31)	**(43)**	**(387)**
Interest expense	81	**53**	**476**
Loss on sales and disposal of property and equipment, net	6	**(60)**	**(539)**
Loss on valuation of investment securities	360	**44**	**396**
Equity in losses (profits) of affiliates	7	**(7)**	**(63)**
Amortization of consolidation goodwill	–	**29**	**261**
Other, net	(75)	**(79)**	**(710)**
Changes in current assets and liabilities:			
Trade notes and accounts receivable	(1,125)	**(1,090)**	**(9,798)**
Accounts payable	350	**287**	**2,580**
Other, net	(420)	**241**	**2,167**
Subtotal	526	**2,344**	**21,070**
Interest and dividends received	33	**38**	**341**
Interest paid	(82)	**(51)**	**(458)**
Income taxes paid	(504)	**(785)**	**(7,056)**
Net cash provided by (used in) operating activities	(27)	**1,546**	**13,897**
Cash Flows from Investing Activities:			
Proceeds from withdrawal of time deposits	195	**–**	**–**
Purchase of short-term investments	(99)	**(300)**	**(2,697)**
Proceeds from sales of short-term investment securities	500	**200**	**1,798**
Expenditures for property and equipment	(127)	**(189)**	**(1,699)**
Proceeds from sales of property and equipment	18	**1,960**	**17,618**
Purchase of intangible assets	(248)	**(295)**	**(2,652)**
Purchase of investment securities	(118)	**(323)**	**(2,903)**
Proceeds from sales of investment securities	132	**81**	**728**
Purchase of subsidiary's securities	(50)	**(27)**	**(243)**
Advance for loans receivable	(502)	**(7)**	**(63)**
Collection of loans receivable	3	**505**	**4,539**
Effect of changes in consolidation scope due to sales of subsidiary	(22)	**–**	**–**
Other, net	–	**(1)**	**(8)**
Net cash provided by (used in) investing activities	(318)	**1,604**	**14,418**

	Millions of yen		Thousand of U.S. dollars (Note 1)
	2002	**2003**	**2003**
Cash Flows from Financing Activities:			
Increase (decrease) in short-term borrowings	332	**(429)**	**(3,856)**
Proceeds from long-term debt	70	**200**	**1,797**
Repayment of long-term debt	(611)	**(1,486)**	**(13,357)**
Issuance of common stock	14	**55**	**494**
Contribution from minority shareholders of a consolidated subsidiary	40	**–**	**–**
Purchase of treasury stock	(508)	**–**	**–**
Proceeds from sales of treasury stock	–	**80**	**719**
Payment of dividends	(134)	**(107)**	**(962)**
Other, net	(57)	**(54)**	**(485)**
Net cash used in financing activities	(854)	**(1,741)**	**(15,650)**
Net increase in Cash and Cash Equivalents	(1,199)	**1,409**	**12,665**
Cash and Cash Equivalents at Beginning of Period	4,941	**3,742**	**33,636**
Effect of Changes in Consolidation Scope on Cash and Cash Equivalents	–	**–**	**–**
Cash and Cash Equivalents at End of Period	¥3,742	**¥5,151**	**$46,301**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

1. Significant Accounting and Reporting Policies

The following is a summary of the significant accounting and reporting policies adopted by Fullcast Co., Ltd. (the "Company") and its subsidiaries (collectively, the "Companies") in the preparation of the accompanying consolidated financial statements.

(a) Basis of Presenting the Consolidated Financial Statements

The Companies maintain their accounts and records in accordance with the provisions set forth in the Japanese Commercial Code as well as the Securities and Exchange Law of Japan, and in conformity with accounting principles and practices generally accepted in Japan ("Japanese GAAP"). Certain accounting principles and practices generally accepted in Japan are different from International Accounting Standards and standards in other countries in certain respects as to application and disclosure requirements. Accordingly, the accompanying financial statements are intended for use by those who are informed about Japanese accounting principles and practices.

The accompanying financial statements have been revised and translated into English (with some expanded descriptions and the inclusion of statements of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the relevant Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for a fair presentation is not presented in the accompanying financial statements.

In preparing the accompanying consolidated financial statements, certain reclassifications have been made to the consolidated financial statements issued domestically in Japan in order to present these statements in a more familiar form to readers outside Japan. In addition, the accompanying notes include information that is not required under Japanese GAAP but is presented herein as supplemental information.

For the convenience of the reader, the accompanying consolidated financial statements as of September 30, 2003 and for the year then ended have also been presented in U.S. dollars by translating all Japanese yen amounts using the exchange rate of ¥111.25 to US$1 in effect on September 30, 2003. These translations are for convenience only and should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(b) Principles of Consolidation and Accounting for Investments in Affiliated Companies

The consolidated financial statements include the accounts of the Company and 5 subsidiaries for the year ended September 30, 2003, as well as 7 subsidiaries for the year ended September 30, 2002.

All significant intra-company transactions and accounts have been eliminated.

All companies over which the Company has control through majority voting rights or certain other conditions evidencing control by the Company are regarded as subsidiaries and consolidated.

Investments in affiliates (generally 20% - 50% ownership), over which the Company has the ability to exercise significant influence as to operating and financial policies, are accounted for by the equity method.

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority stockholders, are recorded based on their fair value at the time the Company acquired control of the respective subsidiary.

Differences between acquisition cost and the underlying net equity at the time of acquisition were charged or credited to income on the dates of acquisition.

One consolidated subsidiary named FULLCAST WITH Co., Ltd. merged with another consolidated subsidiary named FULLCAST SYSTEM CONSULTING Co., Ltd. on October 1, 2003. The name of the remaining company was set to FULLCAST TECHNOLOGY Co., Ltd.

The Company divested itself of one consolidated subsidiary named FULLCAST LADY Co., Ltd., on October 1, 2003. The Company took over a part of this business. The surviving entity was named FULLCAST OFFICE SUPPORT Co., Ltd.

FULLCAST OFFICE SUPPORT Co., Ltd. merged one consolidated subsidiary named FULLCAST HR CONSULTING Co., Ltd.

The Company reduced its stake in AD. GRAM Co., Ltd. through divestment of a part of its shares and it ceased to be an affiliated company on September 24, 2003. Accordingly the Company excluded it from the equity method as of the transfer date.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, readily available deposits and short-term investments, which are easily convertible into cash and present insignificant risk of changes in value, with original maturities of three months or less.

(d) Short-term Investments and Investment Securities

Short-term investments and investment securities are classified and accounted for, depending on management's intent, as follows:

a) securities held for trading purposes (hereafter, "trading securities"), b) debt securities intended to be held to maturity (hereafter, "held-to-maturity debt securities), c) equity securities issued by subsidiaries and affiliated companies, and d) all other securities not classified under any of the above categories (hereafter, "available-for-sale securities").

The Companies did not possess trading securities and held-to-maturity debt securities.

Available-for-sale securities whose fair value is readily determinable are stated at fair market value. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using moving-average method. Available-for-sale securities whose fair value cannot readily determined are stated at cost according to the moving-average cost method.

Financial instrument attached derivatives possessed by the Company are stated at fair value on a comprehensive basis of those and these evaluated gains and losses are charged to income due that the Company does not measure each fair value of financial instruments and attached derivatives.

(e) Allowance for Doubtful Accounts

Under the Japanese accounting standard for financial instruments, all companies are required to classify receivables into the following three categories and make provision for possible losses.

For receivables from insolvent customers who are undergoing bankruptcy or other collection proceedings or in a similar financial predicament, an allowance for doubtful accounts is provided in the full amount of such receivables, excluding the portion that is estimated to be recoverable due to the existence of collateral or guarantees.

For the unsecured portion of receivables from customers not presently in the above circumstances, but for whom there is a high probability of them becoming so, an allowance for doubtful accounts is provided for individually estimated uncollectable amounts, primarily determined after an evaluation of collaterals, guarantees and the respective customer's overall financial condition.

For other receivables, an allowance for doubtful accounts is provided based on the Companies' actual rate of receivable losses in the past.

(f) Inventories

The Companies' raw materials and supplies are stated at cost, determined according to the first-in, first-out method. The Companies' products in process are stated at specific-identified cost.

(g) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on the declining-balance method over the following estimated useful lives of the assets except for buildings acquired after April 1, 1998, which are computed on a straight-line method.

The estimated useful life for depreciable assets is as follows:

Buildings and structures:	2 years to 56 years
Furniture, fixtures and equipment:	2 years to 19 years

Ordinary maintenance and repairs are charged to income as incurred and major replacements and improvements are capitalized.

(h) Intangible Fixed Assets

Intangible fixed assets primarily represent the costs of purchased software, which are amortized using the straight-line method over a period of up to five years in accordance with its estimated useful life.

The costs of software for sales is provided at the greater of the amounts computed using a) the ratio that current unit sales for a product bear to the total of current and anticipated future unit sales for that product or b) the straight-line method over the remaining estimated economic life of the product (three years).

(i) Finance Leases

Finance leases that do not transfer ownership are accounted for in the same manner as operating leases in accordance with Japanese GAAP. Under Japanese accounting policies for leases, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions on condition that certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

(j) Provisions

Provisions are recognized where a present (legal or constructive) obligation has been incurred which may lead to an outflow of resources, and which can be reasonably estimated. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

(k) Severance and Retirement Plans

The Companies provide two types of post-employment benefit plans, unfunded lump-sum payment plans and funded non-contributory pension plans, under which all eligible employees are entitled to benefits based on the level of wages and salaries at the time of retirement or termination, length of service and certain other factors.

From October 1, 2001, as described in Note 2, the Companies calculated their projected benefit obligations as well as severance and retirement benefit expenses using the standard method which is based on the amounts actuarially calculated using certain assumptions. Actuarial gains and losses are charged to income except for certain consolidated subsidiaries.

In addition, directors and corporate auditors of the Companies had been entitled to lump-sum payments based on current rates of pay, length of service and certain other factors. The Companies had accrued 100% of obligations based on the internal rules required under the assumption that all directors and corporate auditors terminated their employment at the fiscal year-end.

Board of Directors Meetings of the Company and some consolidated subsidiaries held on September 24, 2002 approved to abolish the internal rules of retirement benefits for directors and corporate auditors. As a result, the Companies reversed accrued severance and retirement cost and recorded other income of ¥41 million ($369 thousand).

Board of Directors Meetings of one of the consolidated subsidiaries held on September 17, 2003 approved to abolish the internal rules of retirement benefits for employees. As a result, the Companies reversed accrued severance and retirement cost and recorded other income of ¥15 million ($135 thousand).

(l) Income Taxes

Income taxes comprise corporation tax, inhabitant taxes and enterprise taxes.

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(m) Foreign Currency Transaction

Foreign currency transactions are translated into Japanese yen using the exchange rates in effect at the time of the transactions. All short term and long term monetary receivables and payables denominated in foreign currencies are translated at the exchange rates prevailing at the end of the respective fiscal year and the resulting gains and losses are included in current income.

(n) Derivative Financial Instruments

The Companies use derivative financial instruments to manage their exposure to fluctuations in interest rates. Interest rate swaps and interest rate caps are utilized by the Companies to reduce interest rate risks. The Companies use derivative transactions only to hedge market risk, and not for speculation or dealing purposes.

The Companies adopt the method that defers gains and losses resulting from changes in fair value of derivative financial instruments until the hedged transactions occur. If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

(o) Reclassifications

Certain reclassifications have been made in the accompanying consolidated financial statements and notes to facilitate understanding by non-Japanese readers, but no changes have been made in the application of accounting policy. These reclassifications had no impact on previously reported results of operations or shareholders' equity.

2. Accounting Change

Until the year ended September 30, 2001, the Companies had calculated projected benefit obligations and severance as well as retirement benefit expenses using certain simple methods. Effective October 1, 2001, the Companies calculated them using the standard method which is based on actuarial calculations. The new method was applied to reflect projected benefit obligations and severance as well as retirement benefit expenses more accurately. The effect of the change as of September 30, 2002 was to decrease income before income taxes and minority interests by ¥191 million ($1,717 thousand).

3. Short-term investments and Investment Securities

(a) The following tables summarize acquisition costs, book value and fair value of available-for-sale securities with their available fair value as of September 30, 2002 and 2003:

Securities with book value exceeding acquisition costs

Type		Millions of yen						Thousands of U.S. dollars		
		2002			2003			2003		
		Acquisition costs	Book value	Difference	Acquisition costs	Book value	Difference	Acquisition costs	Book value	Difference
Equity securities	...	¥23	¥40	¥17	¥336	¥393	¥57	$3,020	$3,532	$512
Bonds	...	–	–	–	300	301	1	2,697	2,706	9
Others	...	–	–	–	–	–	–	–	–	–
		¥23	¥40	¥17	¥636	¥694	¥58	$5,717	$6,238	$521

Securities with book value below acquisition costs

Type		Millions of yen						Thousands of U.S. dollars		
		2002			2003			2003		
		Acquisition costs	Book value	Difference	Acquisition costs	Book value	Difference	Acquisition costs	Book value	Difference
Equity securities	...	¥56	¥45	¥(11)	¥16	¥11	¥(5)	$144	$99	$(45)
Bonds	...	–	–	–	–	–	–	–	–	–
Others	...	–	–	–	–	–	–	–	–	–
		¥56	¥45	¥(11)	¥16	¥11	¥(5)	$144	$99	$(45)

Financial instrument attached derivatives (Contracted amount by 200 millions of yen) which is included Bonds are evaluated at fair value as of September 30, 2003. As a result, the gains and losses of evaluation changed other income (expense) of Consolidated Statements of Income.

(b) The following tables summarize book value of available-for-sale securities without available fair value as of September 30, 2002 and 2003:

	Millions of yen		Thousands of U.S. dollars
	2002	2003	2003
Non-listed equity securities	¥ 234	¥ 188	$ 1,689
Non-listed foreign Bonds	199	–	–
	¥ 433	¥ 188	$ 1,689

(c) The planned redemption schedule of available-for-sale securities with maturity is as follows:

	Millions of yen				
	2002				
	Within one year	Over one year but within five years	Over five years but within ten years	Over ten years	Total
Bonds- Others	¥ 99	¥ 100	–	–	–
Total	¥ 99	¥ 100	–	–	–

	Millions of yen				
	2003				
	Within one year	Over one year but within five years	Over five years but within ten years	Over ten years	Total
Bonds- Others	¥ 100	–	–	–	–
Total	¥ 100	–	–	–	–

	Thousands of U.S. dollars				
	2003				
	Within one year	Over one year but within five years	Over five years but within ten years	Over ten years	Total
Bonds- Others	¥ 899	¥ 899	–	–	–
Total	¥ 899	¥ 899	–	–	–

(d) Total sales of available-for-sale securities in the year ended September 30, 2002 amounted to ¥12 million ($98 thousand) and the related gains/losses amounted to ¥2 million ($16 thousand) and ¥0 million ($0 thousand), respectively.

Total sales of available-for-sale securities in the year ended September 30, 2003 amounted to ¥81 million ($728 thousand) and the related gains/losses amounted to ¥31 million ($279 thousand) and ¥3 million ($27 thousand), respectively.

4. Investment in Related Companies

At September 30, 2002 and 2003, investment in related companies was as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2003	2003
Investment securities ································	¥3	¥10	$90

5. Pledged Assets

At September 30, 2002 and 2003, assets pledged as collateral for short-term borrowings and long-term debt were as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2003	2003
Property and equipment – Less accumulated depreciation ······	¥2,702	¥850	$7,640
Total	¥2,702	¥850	$7,640

6. Short-term Borrowings and Long-term Debt

Short-term borrowings principally consist of loans to banks generally due within 365 days, bank overdrafts at an average interest rate of 1.24% as of September 30, 2002 and 0.80% as of September 30, 2003.

Long-term debt at interest rates ranging from 1.20% to 3.78% as of September 30, 2002, and from 1.18% to 3.78% as of 2003, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2003	2003
Unsecured loans, representing obligations principally to banks: ······	¥ 233	¥ 211	$ 1,897
Secured loans, representing obligations principally to banks: ······	1,674	409	3,676
Unsecured bonds, due 2004 with detachable warrants ······	10	10	90
	1,917	630	5,663
Less-Portion due within one year ······	(584)	(257)	(2,310)
	¥1,333	¥373	$ 3,353

Annual maturities of long-term debt subsequent to September 30, 2002 and 2003, were as follows:

	Millions of yen		Thousands of U.S. dollars
Year ending September 30	2002	2003	2003
2005	¥ 564	¥ 114	$ 1,025
2006	446	87	782
2007	98	76	683
2008	101	69	620
2009 and thereafter	124	27	243
Total	¥ 1,333	¥ 373	$ 3,353

On April 3, 2001, the Company issued unsecured floating rate bonds with detachable warrants amounting to ¥445 million due March 31, 2004. The Company repurchased the entire warrants attached to the bonds on the date of issuance, and granted some of the repurchased warrants to directors and statutory auditors of the Company and subsidiaries as a part of their remuneration and sold a part of them to employees of the Company and subsidiaries. The rights under the warrants are exercisable up to and including March 30, 2004. During the year ended September 30, 2001, the Company redeemed ¥435 million of the bonds whose warrants had been detached.

As is customary in Japan, the substantial part of the bank borrowings are subject to a general agreement with each bank, which provides, among other things, that the bank may request additional security for the loans concerned and may treat any security furnished to the bank as collateral for all present and future indebtedness and has the right to offset cash deposited against any short-term or long-term debts that become due, and, in case of default or other specified events, against all other debts payable to the bank. The Company has never been requested to submit such additional security.

7. Leases

As of September 30, 2003, assets leased under non-capitalized financial leases was as follows:

	Millions of yen	Thousands of U.S. dollars
	2003	2003
Furniture, fixtures and equipment, etc.	¥ 542	$ 4,872
Less accumulated depreciation and amortization	(223)	(2,005)
Total	¥ 319	$ 2,867

Because the materiality of leased assets was increased, the Companies decided to remove the interest amount equivalents from lease payments in calculation of the capitalized information. The information calculated by the method adopted at September 30, 2002 were as follows:

		Millions of yen		Thousands of U.S. dollars
		2002	2003	2003
Furniture, fixtures and equipment, etc.	......	¥ 468	¥ 597	$ 5,366
Less accumulated depreciation and amortization	......	(181)	(250)	(2,247)
Total		¥ 287	¥ 347	$ 3,119

The above "as if capitalized" depreciation and amortization is calculated on the straight-line method over lease terms. If the above lease terms were capitalized, depreciation and amortization of ¥98 million and ¥110 million ($989 thousand) would have been recorded for the years ended September 30, 2002 and 2003, respectively.

Total lease payments on non-capitalized finance leases were ¥98 million and ¥120 million ($1,279 thousand) for the years ended September 30, 2002 and 2003, respectively.

Total interest expenses on non-capitalized finance leases were ¥13 million ($117 thousand) for the years ended September 30, 2003.

(Because the emphasis on leased assets was increased, the Company decided to remove the interest amount equivalents from lease payments.)

Obligations under finance leases at September 30, 2003 was as follows:

		Millions of yen	Thousands of U.S. dollars
		2003	2003
Due within one year	......	¥ 110	$ 989
Due after one year	......	217	1,950
Total		¥ 327	$ 2,939

Because the materiality of leased assets was increased, the Company decided to remove the interest amount equivalents from lease payments. The information calculated by the method adopted for the year ended September 30, 2002 were as follows:

		Millions of yen		Thousands of U.S. dollars
		2002	2003	2003
Due within one year	......	¥ 99	¥ 120	$ 1,079
Due after one year	......	188	227	2,040
Total		¥ 287	¥ 347	$ 3,119

8. Severance and Retirement Plans

As described in Note 1 (l) "Severance and Retirement Plans", effective October 1, 2000, the Companies adopted a new accounting standard for employees' severance and retirement benefits, under which the liabilities and expenses for severance and retirement benefits were determined based on the amount calculated using certain simple methods and the amount of assets in the pension fund.

As described in Note 2 "Accounting Change", effective October 1, 2001, the Company and some consolidated subsidiaries changed the method for calculating the liabilities and expenses for severance and retirement benefits, from the simple method to the actuarial calculation method.

The liabilities for severance and retirement benefits included in the liability section of the consolidated balance sheet as of September 30, 2002 and 2003, consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	**2003**	**2003**
Projected benefit obligation	¥ 245	**¥ 261**	**$ 2,355**
Less fair value of pension assets	(39)	**(46)**	**(413)**
Unrecognized actuarial differences	23	**42**	**377**
Liability for severance and retirement benefits	¥ 229	**¥ 257**	**$ 2,319**

Included in the consolidated statements of income for the years ended September 30, 2002 and 2003, are severance and retirement benefit expenses comprised of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	**2003**	**2003**
Service costs	¥ 83	**¥ 86**	$ **773**
Interest cost on projected benefit obligation	5	**6**	**54**
Expected return on plan assets	(0)	**(0)**	**(0)**
Amortization of actuarial differences	1	**(22)**	**(198)**
Cumulative effect on prior years of changing to a different method	129	**–**	**–**
Contribution on welfare pension fund	89	**125**	**1,124**
Severance and retirement benefit expenses	¥ 307	**¥ 195**	**$1,753**

The Companies also have other pension assets regarding welfare pension funds which includes on acting part of welfare pension insurance, and fair value of the pension assets allocated based on the ratio of total payroll amount of each member corporations as of September 30, 2002 and 2003, are ¥747 million and ¥1,307million ($11,748 thousand), respectively.

Significant assumptions of pension plans used to determine these amounts for the year ended September 30, 2003

	2003
Discounted rate	**2.5%**
Expected long-term rate of return on plan assets	**1.5%**

In addition, the Companies have pertinent rules of unfunded termination and retirement allowance plans for directors and statutory auditors, payments of which are subject to the approval at the ordinary shareholders' meeting. The balance of accrued directors and statutory auditors' termination and retirement allowance was ¥2 million at September 30, 2002 and ¥2 million ($16 thousand) at September 30, 2003, respectively.

The total provisions charged to income under the above plans were ¥2 million in year ended September 30, 2002 and ¥1 million ($9 thousand) in the year ended September 30, 2003, respectively.

9. Income Taxes

The aggregate statutory income tax rate used for calculation of deferred income tax assets and liabilities was 42.0% for the year ended September 30, 2002. Effective for years commencing on October 1, 2004 or later, according to the revised local tax law, income tax rates for enterprise taxes will be reduced as a result of introducing the assessment by estimation on the basis of the size of business. Based on the change of income tax rates, for calculation of deferred income tax assets and liabilities, the Company and consolidated domestic subsidiaries used the aggregate statutory income tax rates of 42.0% and 40.5% for current items and non-current items, respectively, at September 30, 2003.

As a result of the change in the aggregate statutory income tax rates, Deferred tax assets decreased by ¥4 million ($36 thousand), Provision for Income Taxes-Deferred increased by ¥5 million ($45 thousand) and Net unrealized holding gains on securities increased ¥1 million ($9 thousand) compared with what would have been recorded under the previous local tax law.

The following table summarizes the significant differences between the statutory tax rate and the Companies' effective tax rate for financial statement purposes for the years ended September 30, 2002 and 2003:

	2002	**2003**
Statutory tax rate	42.0%	**42.0%**
Tax on undistributed profits	5.2	**4.5**
Non-tax deductible expense	1.5	**0.7**
Per capita inhabitant tax	3.8	**2.1**
Tax loss carryforward	3.0	–
Elimination of unrealized gain of subsidiaries in no application of tax effect accounting	3.1	–
Realization on tax benefit of net loss carryforward	(3.0)	–
Valuation allowance	13.0	–
Other	(0.7)	**0.6**
Effective tax rate	67.9%	**49.9%**

Significant components of the Company's deferred tax assets and liabilities as of September 30, 2002 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2003	2003
Deferred tax assets:			
Excess bonuses accrued	¥ 77	¥156	$1,402
Excess allowance and write-off for doubtful accounts	5	19	171
Enterprise taxes accrued	41	94	845
Retirement benefits	92	101	908
Excess depreciation	5	5	45
Unrealized gains on sales of fixed assets	3	59	530
Valuation of available-for-sale securities	155	154	1,384
Tax loss carryforward	26	–	–
Other	26	50	450
Total deferred tax assets	430	638	5,735
Valuation allowance	(145)	(152)	(1,366)
	285	486	4,369
Deferred tax liabilities:			
Allowance for doubtful accounts related to consolidated elimination	(5)	(2)	(18)
Net unrealized holding gains on securities	(3)	(22)	(198)
Other	(3)	–	–
	(11)	(24)	(216)
Net deferred tax assets	¥274	¥462	$4,153

10. Shareholders' Equity

The Japanese Commercial Code requires at least 50% of the issue price of new shares to be designated as the stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital are credited to additional paid-in capital.

Effective October 1, 2001, the amended Japanese Commercial Code provides that at least 10% of the aggregate amount of cash dividends and directors' as well as statutory auditors' bonuses which are disbursed as an appropriation of retained earnings allocable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve plus additional paid-in capital equals 25% of stated capital.

The Japanese Commercial Code permits the partial transfer of additional paid-in capital by resolution of the Board of Directors. The Japanese Commercial Code also permits the transfer of portions of unappropriated retained earnings to stated capital by resolution at the shareholders' meeting.

A year-end or an interim dividend may be approved by the shareholders after the end of each fiscal period or declared by the Board of Directors after the end of each interim six-month period. In accordance with the Japanese Commercial code, these dividends and the related appropriations of retained earnings are not reflected in the financial statements at the end of such fiscal or interim six-month period but are recorded at the time they are approved.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with the Commercial Code of Japan.

The Company effected a capital increase for exercise of stock purchase warrants, which increased 46 of shares issued and outstanding from 44,600 to 44,646 for the year ended September 30, 2002, and which increased 183 of shares issued and outstanding from 44,646 to 44,829 for the year ended September 30, 2003.

11. Per Share Data

Net income and cash dividends per share are based on the weighted average number of outstanding shares of common stock, as retroactively adjusted for free share distribution and stock splits.

Cash dividends per share shown in the accompanying consolidated statements of income have been presented on an accrual basis and include, in each fiscal period, dividends approved by the shareholders after such fiscal period-end but applicable to the fiscal period then ended. The diluted net income per share is based on the weighted-average number of outstanding shares of common stock and common stock equivalents.

12. Derivatives

The following table summarizes market value information as of September 30, 2002, for derivative transactions for which hedge accounting has not been applied:

Interest related: (Millions of yen)

	Type	Year ended September 30, 2002			
		Contracted amount	Over one year	Market value	Recognized gains (losses)
Items not traded on exchanges	Interest rate cap:	¥ 100 (1)	¥ – (–)	¥ –	¥ (1)
Total		¥ 100	¥ –	¥ –	¥ (1)

( ) of above contracted amount column describes option premium amounts regarding the interest rate cap transaction.

Derivative transactions subject to hedge accounting are excluded from above tables.

Contracted amount and recognized gains of derivatives, which is attached to in the financial instrument are disclosed at the note of "3. Short-term Investments and Investment Securities".

13. Segment Information

The operating segments reported below are the segments of the Companies for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The Spot group segment consists of the operation including short-term contract work and short-term temporary staffing.

The Factory group segment is mainly engaged in the operations of factory personnel contract work.

The Technical group segment consists of the operations for technical contract working and engineer dispatch.

The Other segment consists of the business operation including information communication business and so on.

As described in Note 2 "Accounting Change", effective October 1, 2001, the Company and main subsidiaries changed the method of calculation of projected benefit obligation and severance and retirement benefit expenses from the simple method to the standard method which uses actuarial calculations. As a result of this change, operating income of the "Spot" group, "Factory" group and "Technical" group decreased by ¥20 million ($180 thousand), ¥17 million ($153 thousand), ¥26 million ($234 thousand), respectively, compared with what would have been recorded using the previous calculating method.

Geographical segment information was not presented as there were no foreign subsidiaries in the years ended September 30, 2002 and 2003 to be accounted forward.

Overseas sales information was not presented as there were no overseas sales for the years ended September 30, 2002 and 2003.

Segment information of the Companies for the years ended September 30, 2002 and 2003, were as follows:

	Millions of yen						
2002	Spot	Factory	Technical	Other	Total	Elimination and corporate	Consolidated
Sales to third parties	¥16,392	¥5,824	¥3,285	¥ 819	¥26,320	¥ –	¥26,320
Inter-segment sales and transfers	389	48	21	383	841	(841)	–
Total sales	16,781	5,872	3,306	1,202	27,161	(841)	26,320
Cost of sales and selling, general and administrative expenses	15,033	5,720	3,330	1,203	25,286	(477)	24,809
Operating income (loss)	¥ 1,748	¥ 152	¥ (24)	¥ (1)	¥ 1,875	¥ (364)	¥ 1,511
Identifiable assets	¥ 7,909	¥1,739	¥1,063	¥ 603	¥11,314	¥2,614	¥13,928
Depreciation	232	8	9	8	257	(17)	240
Capital Expenditure	449	27	10	8	494	(119)	375

2003	Millions of yen						
	Spot	Factory	Technology	Other	Total	Elimination and corporate	Consolidated
Sales to third parties	¥22,206	¥10,714	¥4,313	¥ 712	¥37,945	¥ –	¥37,945
Inter-segment sales and transfers	382	39	489	54	964	(964)	–
Total sales	22,588	10,753	4,802	766	38,909	(964)	37,945
Cost of sales and selling, general and administrative expenses	20,318	10,159	4,601	741	35,819	(329)	35,490
Operating income (loss)	¥ 2,270	¥ 594	¥ 201	¥ 25	¥ 3,090	¥ (635)	¥ 2,455
Identifiable assets	¥ 9,339	¥ 2,513	¥1,605	¥ 246	¥13,703	¥1,790	¥15,493
Depreciation	226	22	11	11	270	(24)	246
Capital Expenditure	309	68	42	87	506	(23)	483

2003	Thousands of U.S. dollars						
	Spot	Factory	Technology	Other	Total	Elimination and corporate	Consolidated
Sales to third parties	$199,604	$96,306	$38,769	$6,400	$341,079	$ –	$341,079
Inter-segment sales and transfers	3,434	350	4,395	485	8,664	(8,664)	–
Total sales	203,038	96,656	43,164	6,885	349,743	(8,664)	341,079
Cost of sales and selling, general and administrative expenses	182,634	91,317	41,357	6,661	321,969	(2,957)	319,012
Operating income (loss)	$ 20,404	$ 5,339	$ 1,807	$ 224	$ 27,774	$ (5,707)	$ 22,067
Identifiable assets	$ 83,946	$22,589	$14,427	$2,211	$123,173	$ 16,090	$139,263
Depreciation	2,031	198	99	99	2,427	(216)	2,211
Capital Expenditure	2,777	611	378	782	4,548	(206)	4,342

From the year ended September 30, 2003, the "Technical" group and the information communication group included in "Other" segment were changed to be classified as the "Technology" group segment.

The segment information of the Companies for the year ended September 30, 2002, which has been restated to conform to the year ended September 30, 2003 presentation was as follows:

2002	Millions of yen						
	Spot	Factory	Technology	Other	Total	Elimination and corporate	Consolidated
Sales to third parties	¥16,392	¥5,824	¥3,361	¥ 743	¥26,320	¥ –	¥26,320
Inter-segment sales and transfers	389	48	357	31	825	(825)	–
Total sales	16,781	5,872	3,718	774	27,145	(825)	26,320
Cost of sales and selling, general and administrative expenses	15,033	5,720	3,740	777	25,270	(461)	24,809
Operating income (loss)	¥ 1,748	¥ 152	¥ (22)	¥ (3)	¥ 1,875	¥ (364)	¥ 1,511
Identifiable assets	¥ 7,909	¥1,739	¥1,429	¥ 237	¥11,314	¥2,614	¥13,928
Depreciation	232	8	12	5	257	(17)	240
Capital Expenditure	449	27	15	3	494	(119)	375

14. Related Party Transactions

The transaction with a director during the year ended September 30, 2003 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2003	2003
Director, Mr. Kaizuka:			
Purchase of FULLCAST TECHNOLOGY Co., Ltd. stocks	¥ –	¥ 5	$ 45

15. Subsequent Events

(a) By the approval of Board of Directors Meeting held on September 8, 2003, the Company was effected by a three-for-one stock split, which increased the number of 89,658 shares on November 20, 2003. The purpose of the stock split is raising stock mobility and increasing individual investors by reducing the investment amount per stock. Initial date in reckoning of dividends relating to spoil new stocks is October 1, 2003.

(b) On November 18, 2002, Board of Directors declared the issuance of stock purchase warrants to directors, statutory auditors and employees of the Company, subsidiaries and affiliated companies. The issuance was approved at the ordinary shareholders' meeting of the Company held on December 20, 2002, which provides for the issuance up to 1,200 shares. However, on November 20, 2003, Board of Directors declared that the Company did not issue 1,200 stock purchase warrants.

(c) On November 20, 2003, Board of Directors declared the issuance of stock purchase warrants to directors, statutory auditors and employees of the Company and subsidiaries. The issuance was approved at the ordinary shareholders' meeting of the Company held on December 19, 2003, which provides for the issuance up to 2,000 shares.

(d) At the ordinary shareholders' meeting of the Company held on December 19, 2003, the appropriation of retained earnings at September 30, 2003 was duly approved as follows:

	Millions of yen	Thousands of U.S. dollars
Cash dividends at ¥5.0 thousand ($45) per share ………	**¥ 219**	**$ 1,968**

Independent Auditors' Report

To the Shareholders and Board of Directors of FULLCAST Co., Ltd.

We have audited the accompanying consolidated balance sheets of FULLCAST Co., Ltd. and subsidiaries as of September 30, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FULLCAST Co., Ltd. and subsidiaries as of September 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Japan as described in Note 1 to the consolidated financial statements.

As described in Notes 2, FULLCAST Co., Ltd. and subsidiaries changed the method of accounting for employees' severance and retirement benefits, effective October 1, 2001, as referred to in Note 2, with which we concur.

The consolidated financial statements as of and for the year ended September 30, 2003 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into United States dollars on the basis set forth in Note 1 (a) to the consolidated financial statements.

Asahi & Co.

Tokyo, Japan
December 19, 2003

Corporate History

1990~

September	1990	Establishment as Resort World Co., Ltd. in Minato-ku, Tokyo.
September	1992	Name changed to Fullcast Co., Ltd.
October	1992	Started the Spot business (providing short-term contractual workers).
October	1994	Moved head office to Shibuya-ku, Tokyo.
January	1995	Signed franchise contract with Fullcast Osaka Co., Ltd.
October	1997	Established Fullcast Lady (now a consolidated subsidiary, currently named Fullcast Office Support Co., Ltd.; incorporated in October 1999).
May	1998	Kanagawa Shingaku Kenkyukai Co., Ltd. (established in July 1988) renamed Fullcast With Co., Ltd. (now a consolidated subsidiary, currently named Fullcast Technology Co., Ltd.)
October	1998	Fullcast With Co., Ltd. licensed as a general worker dispatching agency.
January	1999	Established Factory Division and started personnel outsourcing services for production line work. Fullcast Lady licensed as a general worker dispatching agency.
April	1999	Fullcast With Co., Ltd. licensed as a job introduction agency.
November	1999	Established Fullcast System Consulting Co., Ltd.

2000~

February	2000	Formed alliance with Pasona Inc. Under the agreement, Pasona commenced filling orders for general staff from Fullcast customers and Fullcast started providing contractual services to Pasona customers.
March	2000	Reorganized a division of Fullcast With Co., Ltd. as Fullcast HR Consulting Co., Ltd.
June	2000	Established Fullcast Sports Co., Ltd. (now a consolidated subsidiary) to begin a sports agency (representation) business.
September	2000	Reorganized the Factory Division as Fullcast Factory Co., Ltd. (now a consolidated subsidiary).
October	2000	Established Arperm Division of Fullcast HR Consulting Co., Ltd.
June	2001	Conducted IPO and trading of our shares began on JASDAQ (Code No. 4848).
April	2002	Established Fullcast Central Co., Ltd. jointly with Central Motor Co. and Daisho Industry Co., Ltd. to provide personnel outsourcing services for production line work specialized in the automotive sector.
October	2002	Fullcast With Co., Ltd. and Fullcast System Consulting Co., Ltd. merged and the new firm was named Fullcast Technology Co., Ltd. Took over part of sales functions of Fullcast Lady Co., Ltd. through partial absorption and split-up. Fullcast Lady Co., Ltd. specializes in contracting/dispatching workers for short-term clerical work. Its corporate name was changed to Fullcast Office Support Co., Ltd.
January	2003	Fullcast HR Consulting Co., Ltd. merged with Fullcast Office Support Co., Ltd.
May	2003	Fullcast Central Co., Ltd. licensed as a general worker dispatching agency.
September	2003	Integrated the Fullcast's and the subsidiaries' offices in Shibuya Mark City. Fullcast Co., Ltd. was listed in the second section of the Tokyo Stock Exchange.

Investor Information

(As of September 30, 2003)

Corporate Data

Head office	Fullcast Co., Ltd. Shibuya Mark City West 13F 1-12-1 Dogenzaka, Shibuya-ku, Tokyo 150-0043, Japan Tel: +81-3-5778-7564 Fax: +81-3-3780-9510
Established	September 1990
Start of operations	October 1, 1992
Capital	¥3,289 million
President and CEO	Takehito Hirano
Core business	Provider of human resource solutions
Group employees	1,118 (including 548 technicians)
Group network	126 branches nationwide
Group companies	Fullcast Co., Ltd. Fullcast Office Support Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd.

Equity Information

Fiscal year-end	September 30
Annual meeting of shareholders	December
Certified public accounts	Asahi & Co.
Domestic stock listings	Tokyo
Record date for dividend payout	Annual dividend: September 30 Interim dividend: March 31
Transfer agent	UFJ Trust Bank Limited
Co-transfer agent	Corporate Agency Department UFJ Trust Bank Limited 7-10-11 Higashisuna, Koto-ku, Tokyo 137-8081, Japan Tel: +81-3-5683-5111
Share transfer registration	All nationwide branches of UFJ Trust Bank Limited

Notice

Notification of changes in address/name/name seal, and request for the dividend remittance form/fractional share purchase form/stock transfer form should be made directly to the above-mentioned transfer agent via telephone or Internet (24 hours).

Toll free: 0120-24-4479 (in Japan only)
(Corporate Agency Department of UFJ Trust Bank's headquarters)

Toll free: 0120-68-4479 (in Japan only)
(Corporate Agency Department of UFJ Trust Bank's Osaka branch)

URL: http://www.ufjtrustbank.co.jp/

Stock Price (Year ended September 30)

	Yen 2002	Yen 2003
At year-end	96,666	**298,000**
High	240,000	**306,333**
Low	82,000	**81,666**
Annual increase/decrease	-32.1%	**+208.28%**
Number of shares issued at year-end	44,646	**44,829**
Market capitalization at year-end (trillion yen)	129.4	**400.7**

Note: Stock prices have been adjusted as a result of the three-for-one stock split completed on September 25, 2003. No such adjustment was made to shares issued at year-end.

Stock Price Range and Trading Volume (Common Stocks)


Stock Price (Yen)
Nikkei Average (closing) (Yen)
350,000
300,000
250,000
200,000
150,000
100,000
12,000
10,000
8,000
Trading Volume (Number of shares)
5,000
0
10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9
2002
2003

Note 1: Stock prices (high/low) have been adjusted as a result of listing on the second section of the Tokyo Stock Exchange (transferred from the JASDAQ market) and the three-for-one stock split completed on September 25, 2003.
Note 2: Stock prices (high/low) and trading volume here indicate monthly fluctuations in the JASDAQ market and the Tokyo Stock Exchange.
Note 3: The 225-issue Nikkei Stock Average here represents the simple average closing price in the respective month.

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